August 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on
Form SB-2 (No. 333-140295)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended Silver Dragon Resources, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement on Form SB-2 (the "Registration Statement") to Wednesday, August 22, 2007 at 4:00 p.m. (Eastern time) or as soon thereafter as is practicable.

The Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

  and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

Silver Dragon Resources, Inc.

By: /s/ Marc Hazout
Marc Hazout
President and Chief Executive Officer